U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number: 001-36885

TANTECH HOLDINGS LTD.

Tantech Holdings Ltd.

c/o Zhejiang Forest Bamboo Technology Co., Ltd.

No. 10 Chen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323600

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

In the fiscal year ended December 31, 2018, the Registrant planned to sell its wholly-owned subsidiary Zhejiang Tantech Energy Technology Co., Ltd. (“Tantech Energy”) because of business strategy change. As a result, the Registrant treated Tantech Energy as a discontinued entity and its business as discontinued operation in the 20-F for the fiscal year ended December 31, 2018. On June 26, 2019, with the approval of the Registrant’s board, the Registrant’s wholly-owned subsidiary Zhejiang Tantech Bamboo Tech Co., Ltd entered a share transfer agreement to sell all of its shares in its wholly-owned subsidiary Tantech Energy to an unrelated third party. The consideration is RMB 6,500,000 (approximately US$ 941,000). Pursuant to the agreement, the buyer is obligated to pay RMB 3,900,000 within 15 days after the agreement is signed, and pay the remaining RMB 2,600,000 within 15 days after the share transfer is recorded at the local industrial and commerce bureau. The shareholder’s rights and obligations will be transferred after the buyer pays the consideration in full. A copy of the translation of the agreement is attached as Exhibit 99.1.

Exhibit Index

99.1.	Translation of the Share Transfer Agreement dated June 26, 2019

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TANTECH HOLDINGS LTD.

By:	/s/ Zhengyu Wang
Name: Zhengyu Wang Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

Dated: June 27, 2019